SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F              Form 40-F    X
              ----                       -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes           No   X
        ------          -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CP SHIPS LIMITED
                                      ----------------
                                      (Registrant)

Date:  31 October 2005
                                      By:  /s/ JOHN M. BAKER
                                           -------------------------------
                                           Name:   John M. Baker
                                           Title:  Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

     10.1     Press Release of CP Ships Limited "CP KHANA                 4
              NAMED IN NHAVA SHEVA CEREMONY
              FIRST OF NINE 4250 TEU NEWBUILDS ENTERS
              SERVICE IN US EAST COAST-WEST ASIA SERVICE", dated 30 October 2005

                                                                 Exhibit 10.1



                    CP KANHA NAMED IN NHAVA SHEVA CEREMONY
                FIRST OF NINE 4250 TEU NEWBUILDS ENTERS SERVICE
                      IN US EAST COAST-WEST ASIA SERVICE

GATWICK, UK (30th October 2005) - CP Ships Limited today welcomed into service the first of nine 4250 teu containerships ordered two years ago.

The ship was formally named CP Kanha after one of India's best-known national parks by Mrs Poonam Puri, wife of Vaishnav Puri, who heads CP Ships' commercial activities in India.

The naming ceremony took place at the Jawaharlal Nehru Container Terminal in Nhava Sheva .

CP Kanha operates between US East Coast and West Asia and will be joined by sister ship CP Corbett, also named after a well-known Indian national park, when it is delivered in January 2006. CP Ships is also considering deploying a third sister ship in this service during second quarter 2006.

"With the arrival of CP Kanha, we are demonstrating to our customers our firm commitment to service excellence, including faster transit times, increased capacity to accommodate volume growth and greater service efficiency overall," commented Juan Manuel Gonzalez, Executive Vice President Commercial.

CP Kanha is the first of nine ships being long-term chartered from Seaspan Container Lines. The remaining eight, including CP Corbett, are currently under construction at Samsung Heavy Industries in Korea. They are on schedule for delivery between first quarter 2006 and second quarter 2007. CP Ships already has 11 similarly sized ships in its fleet, bringing the total to 21 by second quarter 2007.

CP Ships operates its direct weekly US East Coast-West Asia service as part of a vessel sharing agreement. The port rotation is New York, Norfolk, Charleston, Port Said, Suez Canal, Colombo, Nhava Sheva, Suez Canal, New York.

                                    -ends-


ABOUT CP SHIPS
One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 22 trade lanes. At 30th June 2005, its vessel fleet was 82 ships and its container fleet 441,000 teu. Volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU. For further information visit www.cpships.com.

FORWARD-LOOKING INFORMATION
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of TUI and CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although each of TUI and CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where the companies operate, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond TUI or CP Ship's insurance coverages; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ship's restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and the companies' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. TUI and CP Ships undertake no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.


                                   CONTACTS
                                   Investors
             Jeremy Lee, VP Investor Relations and Public Affairs
                          Telephone: + 1 514 934 5254

                                     Media
                   Elizabeth Canna, VP Group Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764